SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Awarded a Naval Tactical Trainer Contract

ROSH HA’AYIN, Israel, January 22, 2008 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today the award of a US $3.2 million contract to supply its Naval Tactical Trainer (NTT) system to an international customer.

The NTT is the jewel in the crown of naval trainers, designed to facilitate advanced networked training in all naval warfare spheres. Located in a single facility, the NTT includes over a dozen cubicles each representing a single combat platform and hundreds of Computer Generated Forces, the system enables training of various operator levels and skills along with the coordination of the attack team and the entire force.

The NTT is designed to train the operators of the ship’s sensors: Radar, Sonar, Electronic Warfare (EW), Electro-optic systems and Communication as well as weapons, ranging from Surface to Surface Missiles (SSM), Surface to Air Missiles (SAM), Anti-Missile Missiles (AMM) through torpedoes and mines. Designed as a distributed Live-Virtual trainer, the system enables interoperable training with other training systems in use by the customer thus forming a joint-force training network. BVR CEO Mr. Ilan Gillies commented “We are proud to have received this order for the NTT. The NTT and its interoperability with other training systems is yet another significant award fortifying BVR as the market leader in networked Live and Virtual training systems.”

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Contacts:
Ilan Gillies
BVR Systems (1998) Ltd.
Tel. +972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: January 22, 2008